                                                               Exhibit (a)(1)(A)
                                 COMPANY NOTICE
                                  TO HOLDERS OF
                       WESTERN DIGITAL TECHNOLOGIES, INC.
                             ZERO COUPON CONVERTIBLE
                        SUBORDINATED DEBENTURES DUE 2018

                     CUSIP NUMBERS: 958102AF2 AND 958102AH8

      NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated February 18, 1998, as amended (the "Indenture"), between Western Digital Technologies, Inc. (formerly, Western Digital Corporation), a Delaware corporation (the "Company") and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A., a national banking association organized and existing under the laws of the United States of America (the "Paying Agent"), relating to the Zero Coupon Convertible Subordinated Debentures due 2018 of the Company (the "Debentures"), that at the option of the holder thereof (the "Holder"), each Debenture will be purchased by the Company for $459.64 per $1,000 principal amount at maturity of the Debentures (the "Purchase Price"), subject to the terms and conditions of the Indenture and this Company Notice, including the accompanying Purchase Notice (the "Option"). Holders may surrender their Debentures from January 17, 2003, through 5:00 p.m., New York City time, on February 18, 2003. This Company Notice is being sent pursuant to the provisions of Section 3.8 of the Indenture and paragraph 6 of the Debentures.

   TO EXERCISE YOUR OPTION TO HAVE THE COMPANY PURCHASE THE DEBENTURES AND RECEIVE PAYMENT OF $459.64 PER $1,000 PRINCIPAL AMOUNT AT MATURITY OF THE DEBENTURES ("$1,000 PRINCIPAL AMOUNT"), YOU MUST VALIDLY SURRENDER THE DEBENTURES AND THE REQUIRED DOCUMENTS TO THE PAYING AGENT (AND NOT HAVE WITHDRAWN SUCH DEBENTURES), PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 18, 2003 (THE "PURCHASE DATE"). HOLDERS THAT SURRENDER THROUGH DEPOSITORY TRUST COMPANY ("DTC") NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC FOR PUT BONDS. SURRENDERED DEBENTURES MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 18, 2003. THE RIGHTS OF HOLDERS TO SURRENDER DEBENTURES EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 18, 2003.

      The addresses for the Paying Agent are as follows:

In Person:                               By Registered or Certified Mail or
                                         Overnight Courier:
Paula Oswald
U.S. Bank, N.A.                          U.S. Bank, N.A.
633 West Fifth Street, 12th Floor        2 Avenue de Lafayette
Los Angeles, California 90071            Corporate Trust Window, 5th Floor
(213) 362-7338 (phone)                   Boston, MA 02111-1724
(213) 362-7357 (fax)
                                                        or
                                         U.S. Bank, N.A.
                                         61 Broadway, 15th Floor
                                         New York, NY 10006
                                         Attention: Corporate Trust
                                         Administration  -
                                            Western Digital Technologies, Inc.
                                            Zero Coupon Convertible Subordinated
                                            Debentures due 2018

      Additional copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above or from the Company's Investor Relations at (800) 695-6399.

               The date of this Company Notice is January 17, 2003

                                TABLE OF CONTENTS

                                                                                   PAGE
SUMMARY TERM SHEET..........................................................         1
IMPORTANT INFORMATION CONCERNING THE OPTION.................................         5
      1.    Information Concerning the Company..............................         5
      2.    Information Concerning the Debentures...........................         5
            2.1   The Company's Obligation to Purchase the Debentures.......         5
            2.2   Purchase Price............................................         6
            2.3   Conversion Rights of the Debentures.......................         6
            2.4   Market for the Debentures and Western Digital Common
                  Stock.....................................................         6
            2.5   Redemption................................................         7
            2.6   Fundamental Change........................................         7
            2.7   Subordination.............................................         8
      3.    Procedures to be Followed by Holders Electing to Surrender
            Debentures for Purchase.........................................         8
            3.1   Method of Delivery........................................         8
            3.2   Purchase Notice...........................................         8
            3.3.  Debenture Delivery........................................         9
            3.4   Notice of Guaranteed Delivery.............................         9
      4.    Right of Withdrawal.............................................        11
      5.    Payment for Surrendered Debentures..............................        11
      6.    Debentures Acquired.............................................        11
      7.    Plans or Proposals of the Company and Western Digital...........        11
      8.    Interests of Directors, Executive Officers and Affiliates of
            the Company and Western Digital in the Debentures...............        12
      9.    Purchases of Debentures by the Company, Western Digital and
            their Respective Affiliates.....................................        13
      10.   Tax Considerations..............................................        13
            10.1  U.S. Federal Income Tax Considerations....................        13
            10.2  Sale of Debentures Pursuant to the Option.................        14
            10.3  Backup Withholding........................................        15
      11.   Additional Information..........................................        15
      12.   No Solicitations................................................        16
      13.   Definitions.....................................................        16
      14.   Conflicts.......................................................        16

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, Western Digital Corporation, or their respective boards of directors or employees, are making any representation or recommendation to any Holder as to whether or not to surrender such Holder's Debentures. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.

                               SUMMARY TERM SHEET

      The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because the information in this summary is not complete, and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

-  WHO IS OFFERING TO PURCHASE MY DEBENTURES?

   Western Digital Technologies, Inc. (formerly, Western Digital Corporation), a Delaware corporation (the "Company"), is offering to purchase its Zero Coupon Convertible Subordinated Debentures due 2018 (the "Debentures"). (Page 5)

-  WHAT SECURITIES ARE YOU SEEKING TO PURCHASE?

   We are offering to purchase all of the Debentures surrendered at the option of the holder thereof (the "Holder"). As of January 15, 2003, there was $160,897,000 aggregate principal amount at maturity of Debentures outstanding. The Debentures were issued under an Indenture, dated February 18, 1998, as amended (the "Indenture"), between the Company and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, a national banking association organized and existing under the laws of the United States of America (the "Paying Agent"). (Pages 5-7)

-  HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

   Pursuant to the Indenture, we will pay a purchase price of $459.64 per $1,000 principal amount of the Debentures (the "Purchase Price") with respect to any and all Debentures validly surrendered and not withdrawn. The Company has elected to make the payment of the Purchase Price in cash. If all outstanding Debentures are validly surrendered for purchase and not withdrawn, the aggregate Purchase Price would be approximately $74,000,000. (Page 6)

 - WHAT IS THE MARKET VALUE OF THE DEBENTURES?

   There is no established market for trading in the Debentures, except for limited and sporadic quotations. To the extent available, Holders are urged to obtain current market quotations for the Debentures prior to making any decision to surrender Debentures for purchase pursuant to the Option. (Pages 6-7)

-  WHY ARE YOU MAKING THE OFFER?

   The Company is required to make the offer pursuant to the terms of the Debentures and the Indenture. (Page 5)

- WHAT DO THE BOARDS OF DIRECTORS OF WESTERN DIGITAL AND THE COMPANY THINK OF THE OPTION?

   Although the Company's board of directors has approved the terms of the Option included in the Indenture, neither the board of directors for the Company nor for Western Digital Corporation, the sole stockholder of the Company ("Western Digital") is making any recommendation as to whether you should surrender your Debentures for purchase. You must make your own decision whether to surrender your Debentures for purchase and if so, the number of Debentures to surrender. (Page 6)

-  WHEN DOES THE OPTION EXPIRE?

   The Option expires February 18, 2003, at 5:00 p.m., New York City time. The Company does not intend to extend the period Holders have to accept the Option. (Page 6)

-  WHAT ARE THE CONDITIONS TO THE PURCHASE BY THE COMPANY OF THE DEBENTURES?

   Provided that the purchase by the Company of validly surrendered Debentures is not unlawful, such purchase will not be subject to any other conditions. (Page 6)

-  HOW DO I SURRENDER MY DEBENTURES?

   To surrender your Debentures for purchase pursuant to the Option, you must deliver the required documents to the Paying Agent no later than 5:00 p.m., New York City time, on February 18, 2003.


- A Holder whose Debentures are held in certificated form must properly complete and execute the Purchase Notice, and deliver such notice to the Paying Agent, with any other required documents and the certificates representing the Debentures to be surrendered for purchase.

- A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures on the Holder's behalf.

- Holders who are Depository Trust Company ("DTC") participants should surrender their Debentures electronically through DTC's Participant Terminal System for handling put bonds. Holders that surrender through DTC need not submit a physical Purchase Notice to the Paying Agent if such Holders comply with the transmittal procedures of DTC.

(Pages 8-11)


-  IF I SURRENDER, WHEN WILL I RECEIVE PAYMENT FOR MY DEBENTURES?

   We will accept for payment all validly surrendered Debentures immediately upon expiration of the Option. We will promptly forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Debentures, and the Paying Agent will promptly distribute the cash to the Holders. (Page 11)

-  UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY SURRENDERED DEBENTURES FOR
   PURCHASE?

   You can withdraw previously surrendered Debentures at any time until 5:00 p.m., New York City time, on February 18, 2003. (Page 11)


-  HOW DO I WITHDRAW PREVIOUSLY SURRENDERED DEBENTURES FOR PURCHASE?

   To withdraw previously surrendered Debentures, you must deliver a validly executed notice of withdrawal substantially in the form enclosed, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on February 18, 2003. Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such Holders comply with the withdrawal procedures of DTC. (Page 11)


-  DO I NEED TO DO ANYTHING IF I DO NOT WISH TO SURRENDER MY DEBENTURES?

   No. If you do not deliver a properly completed and duly executed Purchase Notice before the expiration of the Option, we will not purchase your Debentures, and such Debentures will remain outstanding, subject to their existing terms. (Page 8)


- IF I CHOOSE TO SURRENDER MY DEBENTURES FOR PURCHASE, DO I HAVE TO SURRENDER ALL OF MY DEBENTURES?

   No. You may surrender all of your Debentures for purchase, a portion of your Debentures, or none of your Debentures. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in $1,000 principal amount at maturity ("$1,000 principal amount") or an integral multiple thereof. (Page 8)


- IF I DO NOT SURRENDER MY DEBENTURES FOR PURCHASE, WILL I CONTINUE TO BE ABLE TO EXERCISE MY CONVERSION RIGHTS?

      Yes. If you do not surrender your Debentures for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Debenture into 14.935 shares of common stock of Western Digital, subject to adjustment as specified in the Indenture. (Page 6)


- IF I AM A U.S. RESIDENT FOR U.S. FEDERAL INCOME TAX PURPOSES, WILL I HAVE TO PAY TAXES IF I SURRENDER MY DEBENTURES FOR PURCHASE IN THE OPTION?

   The receipt of cash in exchange for Debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 13-15)

-  WHO IS THE PAYING AGENT?

   U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A. is trustee for the Debentures, and is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

-  WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OPTION?

   Questions and requests for assistance in connection with the surrender of Debentures for purchase in the Option may be directed to Steven M. Slavin, the Company's Vice President, Taxes and Treasurer, at (949) 672-7826.

                   IMPORTANT INFORMATION CONCERNING THE OPTION

   1. INFORMATION CONCERNING THE COMPANY. Western Digital Technologies, Inc. (formerly, Western Digital Corporation), a Delaware corporation (the "Company"), is offering to purchase its Zero Coupon Convertible Subordinated Debentures due 2018 (the "Debentures").

   The Company designs, develops, manufactures and markets hard drives featuring leading-edge technology. A hard drive is a storage device found in most computers that stores data on one or more rotating magnetic disks that provide fast access to data that must be readily available to users of computers or other devices. The Company's hard drives are used in desktop personal computers, servers, network attached storage devices, video game consoles, digital video recording devices and satellite set-top boxes.

   On April 6, 2001, the Company and its parent, Western Digital Corporation, a Delaware corporation ("Western Digital") effected a holding company organizational structure pursuant to a merger under Section 251(g) of the Delaware General Corporation Law. Prior to the merger, the common stock of the Company was traded on the New York Stock Exchange (the "NYSE"). By virtue of the merger, all of the Company's outstanding capital stock was converted, on a share for share basis, into capital stock of Western Digital, and Western Digital assumed the obligations of the Company, without releasing the Company, under the Indenture for the Debentures. The Company reserves the right to transfer or assign, in whole or in part, to one or more of our affiliates, including Western Digital, the right to purchase the Debentures surrendered, provided such transfer or assignment will not relieve the Company or Western Digital of their obligations under the Indenture.

   The address of the principal executive offices of the Company and Western Digital is 20511 Lake Forest Drive, Lake Forest, California 92630-7741. The telephone number there is (949) 672-7000.

   2. INFORMATION CONCERNING THE DEBENTURES. The Debentures were issued under an Indenture, dated February 18, 1998, as amended (the "Indenture"), between the Company and U.S. Bank, N.A., as successor to State Street Bank and Trust Company of California, N.A., a national banking association organized and existing under the laws of the United States of America (the "Paying Agent"). The yield to maturity of the Debentures is 5.25% per annum (computed on a semi-annual bond equivalent basis). The Debentures mature on February 18, 2018.

   The Indenture was amended pursuant to the First Supplemental Indenture, dated as of April 6, 2001, by and among the Company, Western Digital and the Paying Agent (the "Supplemental Indenture") in connection with the creation of the holding company organizational structure discussed above. The Supplemental Indenture provides, among other things, for the assignment of the rights and obligations of the Company under the Indenture to Western Digital, without releasing the Company, and that upon conversion of the Debentures pursuant to paragraph 9 of the Debentures Holders will receive common stock of Western Digital in lieu of common stock of the Company.

   2.1. THE COMPANY'S OBLIGATION TO PURCHASE THE DEBENTURES. Pursuant to the Indenture, unless earlier redeemed, the Company is obligated to purchase all Debentures validly surrendered for purchase and not withdrawn, at the Holder's option on February 18, 2003, February 18, 2008 and February 18, 2013. The purchase price on such dates shall equal the Issue Price of $354.71 plus accrued Original Issue Discount (as defined in the Indenture) as of the applicable purchase date.

   The Option will expire at 5:00 p.m., New York City time, on February 18, 2003. Provided that the purchase by the Company of validly surrendered Debentures is not unlawful, such purchase will not be subject to any other conditions.

   2.2. PURCHASE PRICE. Pursuant to the Indenture, the purchase price to be paid by the Company for the Debentures on February 18, 2003 is $459.64 per $1,000 principal amount at maturity (the "Purchase Price"). The Purchase Price will be paid in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn. If all outstanding Debentures are validly surrendered for purchase and not withdrawn, the aggregate Purchase Price would be approximately $74,000,000. Original Issue Discount shall cease to accrue on the Purchase Date for Debentures validly surrendered for purchase and not withdrawn. Debentures surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 ("$1,000 principal amount") or integral multiples thereof.

   The Purchase Price is based solely on the requirements of the Indenture and bears no relationship to the market price of the Debentures or the Western Digital common stock into which the Debentures are convertible. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information, to the extent available, as to potential current market prices of the Debentures before making a decision with respect to whether to surrender their Debentures for purchase.

      None of the Company, Western Digital, or their respective boards of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on their own assessment of current market value and other relevant factors.

   2.3. CONVERSION RIGHTS OF THE DEBENTURES. The Debentures are convertible into the common stock of Western Digital in accordance with and subject to the terms of the Indenture and paragraph 9 of the Debentures. The conversion rate of the Debentures as of January 17, 2003 is 14.935 shares of Western Digital common stock per $1,000 principal amount of the Debentures. The Paying Agent is currently acting as Conversion Agent for the Debentures.

      Holders that do not surrender their Debentures for purchase pursuant to the Option will maintain the right to convert their Debentures into shares of Western Digital's common stock. Any Debentures as to which a Purchase Notice has been given may be converted only if the applicable Purchase Notice has been validly withdrawn in accordance with the terms of the Indenture, which are described in Section 4 below.

   2.4. MARKET FOR THE DEBENTURES AND WESTERN DIGITAL COMMON STOCK. There is no established market for trading in the Debentures, except for limited and sporadic quotations. To the extent the Debentures are traded, prices of Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the

Company's operating results and the market for similar securities. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures before making a decision with respect to whether to surrender their Debentures for purchase. The Debentures are held through DTC, which is the sole record holder of the Debentures. As of January 15, 2003, there was $160,897,000 aggregate principal amount of Debentures at maturity outstanding.

      The common stock of Western Digital into which the Debentures are convertible is listed on the NYSE, under the symbol "WDC". The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the common stock of Western Digital as reported on the NYSE. Western Digital has not paid any dividends on its common stock and does not intend to pay any cash dividends on its common stock in the foreseeable future.

                                                             HIGH       LOW
YEAR ENDED JUNE 29, 2001
   First Quarter......................................      $6.44      $3.56
   Second Quarter.....................................      $6.81      $2.19
   Third Quarter......................................      $5.94      $2.31
   Fourth Quarter.....................................      $5.58      $2.98


YEAR ENDED JUNE 28, 2002
   First Quarter......................................      $4.06      $1.95
   Second Quarter.....................................      $6.79      $2.15
   Third Quarter......................................      $7.75      $5.20
   Fourth Quarter.....................................      $7.55      $3.07


YEAR ENDED JUNE 27, 2003
   First Quarter......................................      $5.49      $2.98
   Second Quarter.....................................      $8.96      $4.12
   Third Quarter (through January 15, 2003)...........      $8.31      $6.07

      On January 15, 2003, the last reported sales price of the common stock of Western Digital on the NYSE was $7.71 per share. As of such date there were 195,628,464 shares outstanding of common stock of Western Digital. We urge you to obtain current market information, to the extent available for the Debentures, and for the common stock of Western Digital before making any decision to surrender, your Debentures pursuant to the Option.

      2.5 REDEMPTION. The Debentures are not redeemable by the Company prior to February 18, 2003. Beginning on February 18, 2003, the Debentures are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to the Issue Price plus accrued Original Issue Discount to the date of redemption.

      2.6. FUNDAMENTAL CHANGE. The Debentures may be redeemed at the option of the Holder if there is a Fundamental Change (as defined in the Indenture) at a redemption price equal to the Issue Price plus accrued Original Issue Discount to the date of redemption, subject to adjustment in certain circumstances.

      2.7. SUBORDINATION. The Debentures are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. The Debentures are fully and unconditionally guaranteed by Western Digital.

      The Company has a three-year senior credit facility that provides up to $125 million in revolving credit (subject to outstanding letters of credit and a borrowing base calculation). As of January 15, 2003, the Company had letters of credit outstanding for approximately $30 million. The senior credit facility matures on September 20, 2003. As of January 15, 2003, there were no borrowings under the facility and the Company and its subsidiaries had no other borrowings. The senior credit facility, and borrowings under any comparable or replacement credit facilities entered into by the Company in the future, will be Senior Indebtedness.

      3. PROCEDURES TO BE FOLLOWED BY HOLDERS ELECTING TO SURRENDER DEBENTURES FOR PURCHASE. You will not be entitled to receive the Purchase Price for your Debentures unless you validly surrender the Debentures or meet the conditions of guaranteed delivery set forth below on or before 5:00 p.m., New York City time, on the Purchase Date. Only registered Holders are authorized to surrender their Debentures for purchase. Holders may surrender for purchase some or all of their Debentures, however any Debentures surrendered must be in $1,000 principal amount or an integral multiple thereof.

      If Holders do not validly surrender their Debentures on or before 5:00 p.m., New York City time, on February 18, 2003, such Debentures will remain outstanding and be subject to the existing terms of the Debentures.

      3.1. METHOD OF DELIVERY. The method of delivery of Debentures, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC's Participant Terminal System, is at the election and risk of the person surrendering such Debentures and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Debenture or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that you use properly insured, registered mail with return receipt requested, and that you mail the required documents sufficiently in advance of the Purchase Date to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on February 18, 2003.

     3.2. PURCHASE NOTICE. Pursuant to the Indenture, the Purchase Notice must contain:

-  the certificate number of the Debentures being surrendered for purchase;

- the portion of the principal amount of the Debentures being surrendered for purchase, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

- a statement that such Debentures shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Indenture and paragraph 6 of the Debentures.

      Holders that surrender through DTC need not submit a physical Purchase Notice to the Paying Agent if such Holders comply with the transmittal procedures of DTC.

      3.3.  DEBENTURE DELIVERY.

      Debentures in Certificated Form. To receive the Purchase Price, Holders of Debentures in certificated form must deliver to the Paying Agent the Debentures to be surrendered for purchase and the accompanying Purchase Notice or a copy thereof, on or before 5:00 p.m., New York City time, on the Purchase Date. If you desire to surrender your Debentures and you cannot comply with the procedures for surrender on a timely basis, you must comply with the procedures discussed below for guaranteed delivery.

      Debentures Held Through a Custodian. A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures for purchase on the Holder's behalf.

      Debentures in Global Form. A Holder who is a DTC participant, may elect to surrender to the Company its beneficial interest in the Debentures by:

         - delivering to the Paying Agent's account at the DTC through the DTC's book-entry system its beneficial interest in the Debentures on or prior to 5:00 p.m., New York City time, on the Purchase Date; and

         - electronically transmitting their acceptance through DTC's Participant Terminal System for handling put bonds, subject to the terms and procedures of that system. In surrendering through DTC's Participant Terminal System for handling put bonds, the electronic instructions sent to the DTC by the Holder, and transmitted by the DTC to the Paying Agent will acknowledge, on behalf of the DTC and the Holder, receipt by the Holder of and agreement to be bound by the Purchase Notice.


      DEBENTURES AND THE PURCHASE NOTICE (WHERE REQUIRED) MUST BE DELIVERED TO THE PAYING AGENT TO COLLECT PAYMENT. DELIVERY OF DOCUMENTS TO THE COMPANY, WESTERN DIGITAL OR DTC DOES NOT CONSTITUTE DELIVERY TO THE PAYING AGENT.

   3.4. NOTICE OF GUARANTEED DELIVERY. If you desire to surrender Debentures for purchase pursuant to the Option and


-  certificates representing such Debentures are not immediately available,

- time will not permit your Purchase Notice, certificates representing such Debentures and all other required documents to reach the Paying Agent prior to 5:00 p.m., New York City time, on the Purchase Date, or

- the procedures for book-entry transfer (including delivery of an agent's message) cannot be completed prior to 5:00 p.m., New York City time, on the Purchase Date,

you may nevertheless surrender such Debentures with the effect that such surrender will be deemed to have been received prior to 5:00 p.m., New York City time, on the Purchase Date, if all the following conditions are satisfied:

            - such surrender is made by or through an eligible guarantor institution (each, an "Eligible Institution"), as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");


            - prior to 5:00 p.m., New York City time, on the Purchase Date, the Paying Agent has received from such Eligible Institution, at the address of the Paying Agent set forth on the front cover page of this Company Notice, a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) substantially in the form enclosed herewith, setting forth the name(s) and address(es) of the Holder(s) and the principal amount at maturity of Debentures being surrendered for purchase, and stating that the surrender is being made thereby and guaranteeing that, within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, a properly completed and executed Purchase Notice (or a manually signed facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an agent's message) and certificates evidencing the Debentures (or confirmation of book-entry transfer of such Debentures into the Paying Agent's account with DTC), and any other documents required by the Purchase Notice, will be deposited by such Eligible Institution with the Paying Agent; and

            - such Purchase Notice (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an agent's message), together with certificates for all physically delivered Debentures in proper form for transfer (or confirmation of book-entry transfer of such Debentures into the Paying Agent's account with DTC) and all other required documents are received by the Paying Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

      The term "agent's message" means a message, transmitted to DTC and received by the Paying Agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the beneficial owner of the Debentures agrees to be bound by the Purchase Notice and that the Company may enforce the Purchase Notice against such person.

      Under no circumstances will Debentures accrete in value by reason of any delay in making payment to any person using the guaranteed delivery procedures. The Purchase Price for Debentures surrendered pursuant to the guaranteed delivery procedures will be the same as that for Debentures delivered to the Paying Agent on or before the Purchase Date.

      4. RIGHT OF WITHDRAWAL. Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. You may also withdraw surrendered Debentures at any time after the expiration of 40 business days from the date of this Company Notice if your Debentures have not yet been accepted for payment. In order to withdraw your Debentures you must deliver to the Paying Agent a validly executed notice of withdrawal, substantially in the form enclosed herewith, containing:

         - the certificate number(s) and principal amount of the Debentures with respect to which such notice of withdrawal is being submitted;

         - the principal amount at maturity, if any, of such Debentures which remain subject to the original Purchase Notice and which have been or will be delivered for purchase by the Company; and

         - the signature of the Holder in the same manner as the original signature on the Purchase Notice by which such Debentures were surrendered for purchase.

      The signature on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Debentures have been surrendered for the account of an Eligible Institution. Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such Holders comply with the withdrawal procedures of DTC. Any Debentures properly withdrawn will be deemed not validly surrendered for purposes of the Option. Withdrawn Debentures may be re-surrendered by following the surrender procedures described in Section 3 above.

      5. PAYMENT FOR SURRENDERED DEBENTURES. The Purchase Price for any Debentures validly surrendered for purchase and not withdrawn shall be paid to the Holder promptly following the later of the Purchase Date and the time of delivery of the Debentures to the Paying Agent. Each Holder of a beneficial interest in the Debentures that has properly delivered such beneficial interest for purchase by the Company through DTC and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Purchase Date, will receive the Purchase Price through the facilities of DTC promptly following the Purchase Date.

      The total amount of funds required by the Company to purchase all of the Debentures is approximately $74,000,000 (assuming all outstanding Debentures are validly surrendered for purchase and accepted for payment). In the event any Debentures are surrendered and accepted for payment, the Company intends to use its cash on hand to purchase the Debentures. The Company does not believe that it requires an alternative financing plan.

      6. DEBENTURES ACQUIRED. Any Debentures purchased by the Company pursuant to the Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

      7. PLANS OR PROPOSALS OF THE COMPANY AND WESTERN DIGITAL. The data storage design and manufacturing industry is highly competitive. In the normal course of business, Western Digital and the Company are continuously pursuing potential acquisitions and/or dispositions that we believe would enhance our operating results. Western Digital and the

Company expect to continue to pursue such acquisitions and dispositions under appropriate circumstances. The consideration used in such acquisitions may be debt (which may be senior or pari passu to the Debentures) or equity of the Company or Western Digital. The Company and Western Digital currently have no plans which we believe would be material to a Holder's decision to surrender Debentures for purchase in the Option, which relate to or which would result in:

- any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, Western Digital or any of their respective subsidiaries;

- any purchase, sale or transfer of a material amount of assets of the Company, Western Digital or any of their respective subsidiaries;

- any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or Western Digital;

- any change in the present board of directors or management of the Company or Western Digital, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

- any other material change in the corporate structure or business of the Company or Western Digital;

- any class of equity security of the Company or Western Digital to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;


- any class of equity security of the Company or Western Digital becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

- the suspension of the obligation of the Company or Western Digital to file reports under Section 15(d) of the Exchange Act;

- the acquisition by any person of additional securities of the Company or Western Digital, or the disposition of securities of the Company or Western Digital; or

- any changes in the charter, bylaws or other governing instruments of the Company or Western Digital or other actions that could impede the acquisition of control of the Company or Western Digital.

      8. INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY AND WESTERN DIGITAL IN THE DEBENTURES. To the knowledge of the Company and Western Digital:

- none of the Company, Western Digital or their respective executive officers, directors, subsidiaries or other affiliates beneficially own any of the Debentures;

- none of the officers or directors of the subsidiaries of the Company or Western Digital beneficially own any of the Debentures;

-  the Company will not purchase any Debentures from such persons; and

- during the 60 days preceding the date of this Company Notice, none of the Company, Western Digital or such officers, directors or affiliates have engaged in any transactions in the Debentures.

      A list of the directors and executive officers of Western Digital and the Company is attached to this Company Notice as Annex A. As of January 15, 2003, Western Digital's 12 executive officers and directors as a group beneficially owned 4,999,400 shares of common stock of Western Digital, 3,629,216 of which could have been acquired within 60 days after January 15, 2003, through the exercise of stock options. In connection with their services to the Company and Western Digital, each of our directors and executive officers has entered into one or more agreements with Western Digital pursuant to which such executive officer or director has been granted stock options, phantom stock units and/or restricted stock of Western Digital.

      Except as described above, none of the Company, Western Digital or, to our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

      9. PURCHASES OF DEBENTURES BY THE COMPANY, WESTERN DIGITAL AND THEIR RESPECTIVE AFFILIATES. We and our affiliates, including our executive officers and directors, will be prohibited under applicable federal securities laws from purchasing Debentures (or the right to purchase Debentures) outside of the Option until at least the tenth business day after the Purchase Date. Following such time, if any Debentures remain outstanding, we and our affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Debentures after the Option will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Option, the business and financial position of the Company and Western Digital and general economic and market conditions.

      10.   TAX CONSIDERATIONS.

      10.1 U.S. FEDERAL INCOME TAX CONSIDERATIONS. The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Debentures for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to Holders who hold Debentures as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in Debentures and currencies, U.S. expatriates, persons holding Debentures as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

      For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Debentures that is, for U.S. federal income tax purposes:

-  a citizen or resident of the United States;

- a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;

- an estate the income of which is subject to U.S. federal income tax regardless of its source;

- a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and

- certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996.

      As used herein, the term "non-U.S. Holder" means a beneficial owner of Debentures, other than a partnership, that is not a U.S. Holder as defined above. The tax treatment of a partnership that holds Debentures will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Debentures pursuant to the Option.

      10.2. SALE OF DEBENTURES PURSUANT TO THE OPTION. A U.S. Holder who receives cash in exchange for Debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (1) the amount of cash received, and (2) the Holder's adjusted tax basis in the Debentures surrendered. A U.S. Holder's adjusted tax basis in the Debentures will generally equal the U.S. Holder's cost of the Debentures increased by any original issue discount previously included in income by such Holder with respect to such Debentures. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder held the Debentures for more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to a maximum tax rate of 20%. The deductibility of capital losses is subject to limitations.

      A U.S. Holder who acquired Debentures at a market discount generally will be required to treat any gain recognized upon the purchase of its Debentures pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, "market discount" generally equals the excess of the "adjusted issue price" (the sum of the issue price of the Debentures and the aggregate amount of original issue discount includible in gross income by all prior holders of the Debentures) of the Debentures at the time acquired by the Holder over the Holder's initial tax basis in the Debentures.

      A non-U.S. Holder who receives cash in exchange for Debentures pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, unless (1) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, or, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base in the United States, or (2) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain will be taxable in the same manner as described above with respect to U.S. Holders.

      10.3. BACKUP WITHHOLDING. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Debentures for purchase will generally be subject to backup withholding at the rate of 30% of any gross payment if such Holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). U.S. Holders electing to surrender Debentures should complete the Substitute Form W-9 which is part of the Purchase Notice and attach it to the Debentures being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate in Part 2 of the Substitute Form W-9. If a non-U.S. Holder holds Debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Debentures are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Option.

      ALL DESCRIPTIONS OF TAX CONSIDERATIONS ARE FOR YOUR GUIDANCE ONLY AND ARE NOT TAX ADVICE. WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX AND FINANCIAL ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF SURRENDERING YOUR DEBENTURES FOR PURCHASE, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, BEFORE SURRENDERING YOUR DEBENTURES.

      11. ADDITIONAL INFORMATION. Western Digital is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov. Such reports and other information concerning Western Digital may also be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

      Western Digital and the Company have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

      The documents listed below contain important information about Western Digital, the Company and their financial condition:

- Western Digital's annual report on Form 10-K for its fiscal year ended June 28, 2002, filed with the SEC on September 25, 2002;

- All other reports filed by Western Digital with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

- All documents filed with the SEC by Western Digital pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice;

- The description of Western Digital's common stock contained in Western Digital's Registration Statement on Form 8-B (No. 1-08703), filed with the SEC on April 3, 1987, and any amendments or reports filed for the purpose of updating such description; and

- The description of Western Digital's preferred stock purchase rights contained in Western Digital's Registration Statement on Form 8-A12B (No. 1-08703), filed with the SEC on April 6, 2001, and any amendments or reports filed for the purpose of updating such description.

      In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

      12. NO SOLICITATIONS. We have not employed any persons to make solicitations or recommendations in connection with the Option.

      13. DEFINITIONS. All capitalized terms used but not specifically defined herein shall have the meanings given such terms in the Indenture.

      14. CONFLICTS. In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

      NONE OF THE COMPANY, WESTERN DIGITAL, OR THEIR RESPECTIVE BOARDS OF DIRECTORS OR EMPLOYEES IS MAKING ANY RECOMMENDATION TO ANY HOLDER AS TO WHETHER TO SURRENDER OR REFRAIN FROM SURRENDERING DEBENTURES PURSUANT TO THIS COMPANY NOTICE. EACH HOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO SURRENDER HIS OR HER DEBENTURES AND, IF SO, THE PRINCIPAL AMOUNT OF DEBENTURES TO SURRENDER BASED ON THEIR OWN ASSESSMENT OF CURRENT MARKET VALUE AND OTHER RELEVANT FACTORS.

                                              Western Digital Technologies, Inc.
                                              Western Digital Corporation


January 17, 2003

                                     ANNEX A

             MEMBERS OF OUR BOARD OF DIRECTORS AND OUR EXECUTIVE OFFICERS

      The following table sets forth the names of each of the members of our Board of Directors and our executive officers.

NAME                               POSITION(S) HELD
----                               ----------------
Matthew E. Massengill              Chairman and Chief Executive Officer
Thomas E. Pardun                   Director
I.M. Booth                         Director
Peter D. Behrendt                  Director
Kathleen A. Cote                   Director
Henry T. DeNero                    Director
Michael D. Lambert                 Director
Roger H. Moore                     Director
Arif Shakeel                       President and Chief Operating Officer
D. Scott Mercer                    Senior Vice President and Chief Financial
                                   Officer
David C. Fetah                     Vice President, Human Resources
Raymond M. Bukaty                  Vice President, General Counsel and
                                   Secretary



      The business address of each person set forth above is c/o Western Digital Corporation, 20511 Lake Forest Drive, Lake Forest, California 92630-7741. The telephone number there is (949) 672-7000.